UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No. 4)*

                     United International Holdings, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

               Class A Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                910734 10 2
               ----------------------------------------------
                              (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910734 10 2               13G                              Page 1 of 8

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Curtis Rochelle Trust

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

6.  SHARED VOTING POWER          1,023,470**

7.  SOLE DISPOSITIVE POWER

8.  SHARED DISPOSITIVE POWER     1,023,470**

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,023,470

10. CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES  X
                                                                   ---
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    3.9%

12. TYPE OF REPORTING PERSON*

** Includes 998,470 shares of Class B Common Stock immediately convertible into shares of Class A Common Stock.

CUSIP No. 910734 10 2               13G                              Page 2 of 8

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Curtis Rochelle                  ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

6.  SHARED VOTING POWER          40,000**

7.  SOLE DISPOSITIVE POWER

8.  SHARED DISPOSITIVE POWER     40,000**

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    40,000**

10. CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES  X
                                                                   ---
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.2%

12. TYPE OF REPORTING PERSON*

    IN

** Represents 40,000 shares of Class A Common Stock that are subject to presently exercisable options.

CUSIP No. 910734 10 2               13G                              Page 3 of 8

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Marian Rochelle                          ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

6.  SHARED VOTING POWER        126,804**

7.  SOLE DISPOSITIVE POWER

8.  SHARED DISPOSITIVE POWER   126,804**

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    126,804**

10. CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES X
                                                                   ---
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.5%

12. TYPE OF REPORTING PERSON*

    IN

** Includes 111,184 shares of Class B Common Stock immediately convertible into shares of Class A Common Stock.

CUSIP No. 910734 10 2               13G                              Page 4 of 8

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jim Rochelle              ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

6.  SHARED VOTING POWER      38,456**

7.  SOLE DISPOSITIVE POWER

8.  SHARED DISPOSITIVE POWER 38,456**

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    38,456**

10. CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES  X
                                                                   ---
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.1%

12. TYPE OF REPORTING PERSON*

    IN

** Represents shares of Class B Common Stock immediately convertible into shares of Class A Common Stock.

CUSIP No. 910734 10 2               13G                              Page 5 of 8

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Kathleen Jaure                      ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ ]
    (b) [X]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

6.  SHARED VOTING POWER       38,456**

7.  SOLE DISPOSITIVE POWER

8.  SHARED DISPOSITIVE POWER  38,456**

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    38,456**

10. CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES  X
                                                                   ---
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.1%

12. TYPE OF REPORTING PERSON*

    IN

** Represents shares of Class B Common Stock immediately convertible into shares of Class A Common Stock.

ITEM 1.

(a)      Name of Issuer

         United International Holdings, Inc.

(b)      Address of Issuer's Principal Executive Offices

         4643 S. Ulster St., Suite 1300
         Denver, CO  80237

ITEM 2.

(a)      Name of Person Filing

         Curtis Rochelle Trust
         Curtis Rochelle
         Marian Rochelle
         Jim Rochelle
         Kathleen Jaure

(b)      Address of Principal Business Offices or, if none, Residence

         The address of Curtis Rochelle is:
         c/o United International Holdings, Inc.
         4643 S. Ulster St., Suite 1300
         Denver, Colorado  80237.

         The address of the Curtis Rochelle Trust and Marian Rochelle is:

         Box 996
         Rawlins, Wyoming   82301

         The address of Jim Rochelle is:
         Box 967
         Gillette, Wyoming  82717

         The address of Kathleen Jaure is:

         Box 321
         Rawlins, Wyoming 82301

(c)      Citizenship

         See Item 4 of Cover Page

(d)      Title of Class of Securities

         Class A Common Stock par value $.01 per share

(e)      CUSIP Number

         910734 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ]  Broker or Dealer registered under Section 15 of the Act
(b) [ ]  Bank as defined in section 3(a)(6) of the Act
(c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act
(d) [ ] Investment Company registered under section 8 of the Investment Company Act
(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) [ ] Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; See Sec. 240.13d-1(b)(ii)(F)
(g) [ ] Parent Holding Company, in accordance with Sec. 240.13d-1(b)(ii)(G) (Note: See Item 7)
(h) [ ]  Group, in accordance with Sec. 240.13d-1(b)(i)(ii)(H)

ITEM 4.  OWNERSHIP

(a)      Amount Beneficially Owned

         See Item 9 of Cover Page

(b)      Percent of class

         See Item 11 of Cover Page

         (c) Number of shares as to which such person has:

             (i)   sole  power to vote or to direct the vote
                   See Item 5 of Cover Page

            (ii)   shared power to vote or to direct the vote
                   See Item 6 of Cover Page

           (iii) sole power to dispose or to direct the disposition of See Item 7 of Cover Page

            (iv) shared power to dispose or to direct the disposition of See Item 8 of Cover Page

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. _____

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY OF WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Curtis Rochelle is the beneficial owner of 1,023,470 shares of Class B Common Stock, the record owner of which is the Curtis Rochelle Trust.

          Cable Acquisition Corp., Albert M. Carollo, William J. Elsner, L. Flinn, Jr. Family Limited Partnership, Lawrence Flinn, Jr., Joseph E. Giovanini, Clarice J. Giovanini, Giovanini Investments, Ltd., Curtis Rochelle, Marian Rochelle, Rochelle Investments, Ltd., Gene W. Schneider, G. Schneider Holdings, Mark Schneider, Janet S. Schneider, (collectively, the "Founders"), Apollo Cable Partners, L.P., ("Apollo") and United International Holdings, Inc. (the "Company") are parties to a Stockholders' Agreement (the "Stockholders' Agreement") that provides for the election as directors by Apollo and the Founders of three persons nominated to be directors by Apollo and nine persons nominated to be directors by the Founders. The number of persons Apollo and the Founders are entitled to nominate for election as directors is subject to reduction for each group if the percentage of the Company's voting securities beneficially owned by it is reduced below certain levels. These director nomination rights expire on April 12, 2003, unless earlier terminated by the agreement of Apollo and the Founders. A copy of the Stockholders' Agreement was included as Exhibit 10.16 to the Company's Registration Statement on Form S-1 (File No. 33-61376) filed with Securities and Exchange Commission on April 21, 1993.

          Some of the Founders have transferred all or a portion of their shares of the Company to the following persons: Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, Lawrence F. DeGeorge, Giovanini Properties, Jim Rochelle, Kathleen Jaure, the Revocable Trust of Janet Schneider, Susan G. Schneider, and Robert A. Schneider. As a result of these transfers, the transferees became subject to the Stockholders' Agreement.

          The Company's Board of Directors is currently composed of ten members, eight of whom may be deemed to have been nominated by the Founders and two of which may be deemed to have been nominated by Apollo.

          There are no other agreements among the undersigned and any other Founder or Apollo with respect to the voting of the Company's securities.

          To the best of the undersigned's knowledge, the Founders, Apollo and certain transferees beneficially owned as of December 31, 1997, a total of 13,157,493 shares of the Company's Class A Common Stock. As a result of voting provisions of the Stockholders' Agreement, the Founders and Apollo may be deemed to be a "group" for purposes of Rule 13d-3 and each member of such "group" may be deemed to beneficially own shares of the Company's stock held by the other members of such "group." Pursuant to Rule 13d-4, the undersigned hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 of the shares of the Company's common stock held by any other Founder, Apollo or their transferees.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          N/A

ITEM 10.  CERTIFICATION

          N/A

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 8, 1998              By:   /S/ Curtis Rochelle, Trustee
                                           -----------------------------
                                            Curtis Rochelle Trust


Date:   February 8, 1998              By:   /S/ Curtis Rochelle
                                           -----------------------------
                                            Curtis Rochelle


Date:   February 8, 1998              By:   /S/Marian Rochelle
                                           -----------------------------
                                            Marian Rochelle


Date:   February 3, 1998              By:   /S/ Jim Rochelle
                                           -----------------------------
                                            Jim Rochelle


Date:   February 6, 1998              By:   /S/ Kathleen Jaure
                                           -----------------------------
                                            Kathleen Jaure